25001972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69086

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 8 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Latin Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SE 2nd Street Suite 3975
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Farid Velasquez	(786) 663 3786	favelasquez@latinsecurities.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeJoy & Co. CPAs, LLP
(Name – if individual, state last, first, and middle name)

280 East Broad Street, Suite 300	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Farid A. Velasquez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Latin Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO & FINOP

ANTONIO XAVIER CUEVA
Notary Public - State of Florida
Commission # HH 366779
My Comm. Expires Feb 27, 2027
Bonded through National Notary Assn.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LATIN SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

DeJoy & Co.
CPAs, LLP

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Latin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Latin Securities, Inc. as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Latin Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Latin Securities, Inc.'s management. Our responsibility is to express an opinion on Latin Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Latin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Latin Securities, Inc.'s financial statements. The supplemental information is the responsibility of Latin Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy & Co. CPAs, LLP

We have served as Latin Securities, Inc.'s auditor since 2022.

February 26, 2025.

LATIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	639,343
Cash with clearing organization		539,305
Due from related parties		22,400
Receivable from clearing organization		37,628
Prepaid expenses and deposits		57,217
Property and equipment, net		66,109
Operating right-of-use asset		676,306
TOTAL ASSETS	$	2,038,308
LIABILITIES		
Accounts payable and accrued expenses		49,935
Operating lease liability		747,882
		797,817
STOCKHOLDER'S EQUITY		
Common stock, no par value per share, 1,000 shares authorized, issued and outstanding		310,000
Additional paid-in capital		5,677,808
Accumulated deficit		(4,747,317)
		1,240,491
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,038,308

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

REVENUES		
Commissions and 12b1 fees	$	129,811
Interest income		26,544
Other income		83,171
Total Revenues		239,526
EXPENSES		
Commissions		2,479
Payroll		1,537,386
Brokerage and clearing fees		260,731
Professional service fees		161,814
General and administrative		118,874
Technology, data and communication costs		92,375
Regulatory fees		11,143
Occupancy and equipment rentals		192,189
Depreciation		42,859
Total expenses		2,419,850
OTHER		
Loss on disposal of property and equipment		7,319
Net loss	$	(2,187,643)

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2024

	Common Stock Voting	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance, January 1, 2024	$ 310,000	$ 2,825,000	$ (2,559,674)	$ 575,326
Capital contributions	-	2,852,808	-	2,852,808
Net loss	-	-	(2,187,643)	(2,187,643)
Balance, December 31, 2024	$ 310,000	$ 5,677,808	$ (4,747,317)	$ 1,240,491

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,187,643)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	42,859
Loss on disposal of property and equipment	7,319
Non-cash lease expense	67,797
Changes in operating assets and liabilities	
Due from related parties	(32,425)
Receivable from clearing organization	(46,847)
Other receivables	43,755
Employee loans, advances or draws	20,000
Prepaid expenses and deposits	(22,044)
Accounts payable and accrued expenses	18,538
Total adjustments	98,952
Net cash used in operating activities	(2,088,691)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(36,427)
Net cash used in investing activities	(36,427)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,730,000
Net cash provided by financing activities	2,730,000
NET INCREASE IN CASH AND CASH EQUIVALENTS AND CASH WITH CLEARING ORGANIZATION	604,882
CASH AND CASH EQUIVALENTS AND CASH WITH CLEARING ORGANIZATION AT BEGINNING OF YEAR	573,766
CASH AND CASH EQUIVALENTS AND CASH WITH CLEARING ORGANIZATION AT END OF YEAR	$ 1,178,648
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	435

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Latin Securities, Inc. (the "Company") was incorporated in the State of Florida on January 12, 2012 under a different name and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Miami, Florida. The Company's current name became effective on May 6, 2022 after its common stock was purchased in April 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recently adopted accounting pronouncement -The Company adopted the Financial Accounting Standards Board's Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280)* ("ASU 2023-07"), which modifies the disclosures related to segment reporting. See Note 11 for disclosures in accordance with ASU 2023-07.

Going concern - These financial statements have been prepared in accordance with GAAP applicable to a going concern entity, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2024, the Company incurred a significant loss. Management has obtained representation from the stockholder that any additional funds required for cash flow needs will be provided through capital contributions for at least one year from the issuance date of these financial statements. Based on this, the Company believes that it will have sufficient cash to enable the Company to continue as a going concern through the date specified by the stockholder.

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

The following table provides a reconciliation of cash and cash equivalents and cash with clearing organizations within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	$ 639,343
Cash with clearing organization	539,305
Total cash and cash equivalents and cash with clearing organization	$1,178,648

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Leases - The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use ("ROU") assets and lease liabilities, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in leases is not easily determinable, the incremental borrowing rate is used in determining the present value of lease payments.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. For leases with an initial term of 12 months or less, no ROU asset or lease liability is recorded on the balance sheet and the short-term lease expense for these leases is recorded on a straight-line basis over the lease term.

The Company accounts for lease components and non-lease components as a single lease component. Certain real estate leases require reimbursements for real estate taxes, common area maintenance and insurance, which are expensed as incurred.

Income taxes - As a result of the stock purchase by Latin Securities Holdings, LLC, the Company is qualified as a C Corporation.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

3. REVENUE RECOGNITION

The Company accounts for revenue under the FASB issued Accounting Standards Codification 606.

Commissions and 12b1 Fee Revenue

Commissions and 12b1 fee revenue include amounts earned on securities product transactions. Commission revenue as well as the related commission expense is recorded on a trade date or accrual basis. The following table presents total commission revenue disaggregated by investment product category for the year ended December 31, 2024:

Fixed income	$ 62,746
Mutual funds	46,225
Equities	20,840
Total commission revenue	$129,811

The Company generates two types of commission revenue: (1) sales-based commission revenue that is recognized at the point of sale on a trade date basis and (2) trailing commission and fee revenue that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission and fee revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed.

As trailing commission and fee revenue is based on the market value of clients' investment holdings, management considers recognition of this variable consideration to be constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission and fee revenue disaggregated by product category for the year ended December 31, 2024:

Sales-based	
Fixed income	$ 62,746
Equities	20,840
Total sales-based revenue	83,586
Trailing	
Mutual funds	46,225
Total trailing revenue	46,225
Total commission and 12b1 fee revenue	$ 129,811

Interest Income

The Company earns interest income from cash equivalents. Interest income is recorded on an accrual basis.

Other Income

Other income primarily includes investment advisory fees. The services and related obligations associated with this revenue, which includes financial consulting and investment advice, is generally satisfied over each calendar month. The revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

4. PROPERTY AND EQUIPMENT

Depreciation expense was $42,859 in 2024. Property and equipment at December 31, 2024 consists of the following:

		Estimated useful lives
Furniture	$81,134	3 years
Computer equipment	50,731	3 years
Leasehold improvements	9,996	3 years
Software	2,975	3 years
Less accumulated depreciation	(78,727)	
Property and equipment, net	$66,109	

5. LEASE

The Company has entered into a lease agreement for office space that is considered a lease. The lease agreement requires the Company to pay a portion of operating expenses directly attributable to the operation, maintenance, management and repair, as well as real estate taxes related to the lease facility. As of December 31, 2024, the lease agreement has a remaining term of approximately four years and the weighted-average discount rate is 8.5%.

Effective March 31, 2024, the Company terminated a previous agreement for the lease of office space.

The components of lease cost are as follows for the year ended December 31, 2024:

Operating lease cost	$189,118
Short-term and variable lease cost	3,071
	$192,189

Cash paid for amounts included in the measurement of the lease liability was $121,321 for the year ended December 31, 2024.

Future maturities of the operating lease liability are as follows:

Year ending December 31,	
2025	$ 232,605
2026	239,580
2027	246,754
2028	147,480
	866,419
Less - imputed interest	(118,537)
Operating lease liability	$ 747,882

6. COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to Pershing LLC on a fully disclosed basis.

The Company's exposure to credit risk associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7. RELATED PARTY TRANSACTIONS

The parent of the Company, Latin Securities Holdings, LLC, is wholly owned by Latin Securities S.A. Agente de Valores. As of December 31, 2024, the Company had a net balance due from Latin Securities S.A. Agente de Valores of $16,000 for investment advisory and administrative services provided. The Company had a balance due from Latin Securities Holdings, LLC of $6,400 for expenses paid by the Company on behalf of Latin Securities Holdings, LLC.

The Company provided investment advisory services to Latin Securities S.A. Agente de Valores totaling $83,171, which is included in other income in the accompanying statement of operations during the year ended December 31, 2024.

8. INCOME TAXES

The Company has no provision for income taxes due to its net loss and estimates that it has net operating loss carryforwards of approximately $1,078,550 recorded as a deferred tax asset which is fully reserved for by a valuation allowance of the same amount. The Company increased its valuation allowance by $568,550 during the year ended December 31, 2024. The valuation allowance is based on management's assessment for the realizability of this benefit. The Company has approximately $4,070,000 as of December 31, 2024, in net operating losses to offset future Federal and state taxable income.

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2024, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2021 through 2024 tax years.

9. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company had a net capital of $1,094,765 which was $1,044,765 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.1676 to 1.

11. BROKER DEALER – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions, agency transactions, and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including revenues, expenses, and assets, is included in the accompanying financial statements. The Company derived 30 percent of its total revenues from two external customers in 2024.

12. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following non-cash transactions have been excluded from the accompanying statement of cash flows for the year ended December 31, 2024:

- The Company obtained a ROU asset of $793,239 in exchange for an operating lease liability of $774,281.
- Liability amounts due to Latin Securities Holdings, LLC totaling $122,808 were converted to stockholder's equity as a capital contribution to the Company.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2025, which is the date the financial statements were available for issue. There were no subsequent events requiring disclosure during the period then ended.

LATIN SECURITIES, INC.

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2024

NET CAPITAL COMPUTATION:	
Total stockholder's equity qualified for net capital	$1,240,491
Deducts and or charges:	
Total non-allowable assets	145,726
Net capital	$1,094,765
Ratio of aggregated indebtedness to net capital	0.1676 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$12,230
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$50,000
Minimum Net Capital Requirement	$50,000
Net Capital In Excess of Minimum Required	$1,044,765

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4) because there were no material differences between this computation and the corresponding computation in the most recently filed FOCUS report.

LATIN SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2024

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

DeJoy & Co.
CPAs, LLP

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Latin Securities, Inc.:

We have reviewed management's statements, included in the accompanying Latin Securities, Inc.'s (the "Company") Exemption Report, in which (1) the Company identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeJoy & Co. CPAs, LLP

February 26, 2025.

LATIN SECURITIES, INC

FINRA & SIPC Member

Exemption Report

For the Year Ended December 31, 2024

Latin Securities, Inc. (the "Company") is responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"). To the best of our knowledge and belief we state the following:

> With regard to the Company's brokerage business for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).
>
> With regard to the Company's Investment Advisory business, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c3-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3).

The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the fiscal year ended December 31, 2024 without exception.

Farid A. Velasquez

CFO & FINOP

Date: 02/18/2025